Contact

www.linkedin.com/in/kassandra-
raluca-p-1a163b148 (LinkedIn)

Top Skills

Accounting

Account Reconciliation

Clerical Skills

Languages

Romanian (Native or Bilingual)

Honors-Awards

Honors Collegiate Scholar

Deans Award

Presidents Award

Kassandra (Raluca) P.

Founder
Fountain Valley, California, United States

Summary

Executive Assistant turned Founder of Hive Social, Inc.

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Experience

Hive Social, Inc.
Founder
June 2019 - Present (3 years 10 months)

Fourwinds Aviation, LLC
Accounting Specialist
May 2018 - May 2019 (1 year 1 month)

Managed accounting department through oversight of accounts payable/
receivable and collections

Managed collections totaling +24 million

Tracked business revenue and costs with Excel and Salesforce, diligently
reconciling accounts to maintain high accuracy

Increased profit by +4 million quarterly by collecting on all open accounts in a
timely manner

Reduced accounting variances by investigating and resolving internal
discrepancies

Supported operations by managing professional communications, tracking
data and managing records

Methodically reviewed documents and accounts for discrepancies and
resolved variances

Performed all designated clerical duties efficiently as required by the
supervisor, Vice President, and President

Created reports for the Vice President to track payment allocation to invoices

Composed discrepancy reports for incoming aviation part shipments

Created credit limit reports for all clients

Developed and updated spreadsheets and databases to track, analyze and
report on revenue data

Updated status reports by entering new yields and quotes

Resolve all invoice discrepancies through prompt, concise communication

Protected all confidential information to prevent loss of business assets

Enter data from repair orders for maintenance and repairs for aviation parts into computer system

Accurately maintain work orders and financial records

Scan, file, and fax documents accordingly

Horsemen Investigations
Collections Specialist
February 2017 - May 2017 (4 months)

Responsible for collections on 60+ accounts totaling approximately $800+ thousand in balance

Reviewed invoices making sure all information was accurate and requirements were met

Prepared cash forecast spreadsheet on a weekly basis

Reported any invoice discrepancies such as short payments, claim number errors to manager

Reviewed aging reports and identified customer accounts for efficient collections

Prepared weekly aging reports for management with detailed notes

Worked with Account Managers and Account Assistants to resolve any invoice discrepancies

Responsible for outbound and incoming phone calls

Negotiated payment plans with customers who had trouble paying the full balance

Sent 15-20 collection emails daily to customers following up on past due invoices

Opened mail and distributed to corresponding department

Scanned, faxed and mailed past due invoices to customers

Accountable for reducing delinquency of accounts

Perform other assigned tasks and duties necessary to support the Accounting Department

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Education

California State University-Long Beach
Bachelors, Psychology · (2016 - 2020)